June 11, 2010

Via EDGAR and U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Kevin L. Vaughn
                Accounting Branch Chief

Re:    Rudolph Technologies, Inc.
          Form 10-K for the year ended December 31, 2009
          Filed March 5, 2010
          File No. 0-27965

Dear Mr. Vaughn:

        On behalf of Rudolph Technologies, Inc., a Delaware corporation, this letter responds to the comments in your letter dated May 24, 2010. The responses below have been numbered to correspond with your comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations 2007, 2008 and 2009, page 27

  We note your disclosure that "continued weakness in the overall semiconductor equipment manufacturing sector" impacted your revenues for the period.       Please revise future filings as applicable to quantify the effects of volume and pricing changes on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

RESPONSE TO COMMENT 1

We advise the Staff that we will ensure that our Form 10-Q for the second quarter ended June 30, 2010 and future filings, are consistent with the provisions of Regulation S-K Item 303(a)(3) and expand the explanation of material changes in revenues to include whether such change was volume or price based, if applicable.

We respectively advise the Staff that we sell a variety of systems within our product groups with variation in per unit pricing levels from $250,000 to $2.0 million, and as such, we believe that variations in the quantity of units sold may not be a meaningful way to analyze changes in our product revenues. We do recognize, however, that a contributing factor to the significant decline in revenues we experienced as a result of the industry downturn in 2009 was clearly attributable to a difference in the quantity of systems sold across the Company's product lines. Historically, pricing changes of similarly configured systems have not had a material impact on our revenues.

Financial Statements, page 42

Note 15. Segment Reporting and Geographical Information, page F-32

  We note your disclosure here of your "different sources of revenue." Please explain to us how your presentation here complies with paragraph 280-10-50-40 of the FASB Accounting Standards Codification. In this regard, we note your discussion on page 25 of your "wafer scanner product group" and your "process control group." Further, we note your website that you refer to your products in three categories - metrology solutions, inspection solutions, and analysis solutions. However, we note you have only presented inspection and metrology here.

  RESPONSE TO COMMENT 2

  In accordance with paragraph 280-10-50-40 of the FASB Accounting Standards Codification, we have reported our revenues from external customers for each group of similar products and services. Our Data Analysis solutions revenue is generated from sales of software licenses, and has been shown in prior filings as a separate source of revenue under the category "Software licensing". In order to clarify our different sources of revenue and align our presentation with our web site and other corporate literature, we will present in our Form 10-Q for the second quarter ended June 30, 2010 and future filings the following revised table which renames the Software licensing product group to Data Analysis and Review:

Six-Months Ended June 30,
	2009		2010
Systems and Software:
Inspection	$ xx,xxx	x%	$ xx,xxx	x%
Metrology	xx,xxx	x	xx,xxx	x
Data Analysis & Review	xx,xxx	x	xx,xxx	x
Parts	xx,xxx	x	xx,xxx	x
Services	xx,xxx	x	xx,xxx	x
Total revenue	$ xx,xxx	x%	$ xx,xxx	x%

  In addition, for clarification, the discussion on page 25 of "wafer scanner product group" and "process control group" refers to our recent acquisitions which have been integrated into our existing product groups with similar characteristics. The "wafer scanner product group" is now part of our inspection products and "process control group" is part of our data analysis and review products. In Form 10-Q for the second quarter ended June 30, 2010 and future filings, we will expand our MD&A disclosure to discuss the integration of these acquisitions into their respective product groups.

  We note your disclosure of revenues by geographic segment. If revenues from customers attributed to any individual country are material, please revise future filings to disclose those revenues separately. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

RESPONSE TO COMMENT 3

In our Form 10-Q for the second quarter ended June 30, 2010 and in future filings we will expand our disclosure of revenues from external customers attributed to individual countries utilizing the following format:

Six-Months Ended June 30,
	2009	2010
Revenue from third parties:
United States	$ xx,xxx	$ xx,xxx
Taiwan	xx,xxx	xx,xxx
Japan	xx,xxx	xx,xxx
China	xx,xxx	xx,xxx
Korea	xx,xxx	xx,xxx
Other Asia	xx,xxx	xx,xxx
Europe	xx,xxx	xx,xxx
Total	$ xx,xxx	$ xx,xxx

Please note we do not anticipate that revenues from customers in any individual country in Europe to be material. However, if in the future any individual country in Europe becomes material we will disclose that country separately.

  Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

RESPONSE TO COMMENT 4

In our Form 10-Q for the second quarter ended June 30, 2010 and in future filings we will disclose the basis for attributing revenues from external customers to individual countries. We will add the following language to our disclosure of geographic information:

"For geographical revenue reporting, revenues are attributed to the geographic location in which the product is shipped."

We trust that you will find the foregoing responsive to your comments. We acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further comments or questions, please do not hesitate to contact me at (973) 448-4302.

Very truly yours,

/s/ Steven R. Roth
Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc: Paul F. McLaughlin (Rudolph Technologies, Inc.)
Robert A. Koch (Rudolph Technologies, Inc.)
Rudolph Technologies, Inc - Audit Committee